Exhibit 3.1

Amendment to the Bylaws of Destination Maternity Corporation

Effective December 22, 2016

A new Article VII is added, to read as follows, and existing Articles VII and VIII are renumbered as Articles VIII and IX, respectively:

ARTICLE VII. Forum for Adjudication of Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any director, officer, employee or agent of the Corporation arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws of the Corporation (in each case, as they may be amended from time to time); or (iv) any action asserting a claim against the Corporation or any director, officer, employee or agent of the Corporation governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state or federal court located within the State of Delaware).